

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 16, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares Each Representing 1/1,000 of a 4.75% Cumulative Preferred Share of Beneficial Interest, Series K, par value $0.01 per share of PUBLIC STORAGE under the Exchange Act of 1934.

Sincerely,